As filed with the Securities and Exchange Commission on June 1, 2023

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

IDR Core Property Index Fund Ltd

(Name of Subject Company (Issuer) AND Filing Person (Offeror))

Class A Shares of Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities) (Underlying Common Stock)

3 Summit Park Drive

Suite 450

Independence, OH 44131

(Address of Principal Executive Offices)

Gary A. Zdolshek

IDR Investment Management, LLC

3 Summit Park Drive

Suite 450

Independence, OH 44131

(Name and address of agent for service)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

John J. Mahon, Esq.

Proskauer Rose LLP

1001 Pennsylvania Ave., NW, Suite 600 South

Washington, DC 20004-2533

Tel: (202) 641-4481

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase, dated June 1, 2023, (the “Offer to Purchase”), attached hereto as Exhibit 99(a)(1)(A), entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)

Name and Address. The name of the issuer is IDR Core Property Index Fund Ltd. an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), the address of its principal executive office is 3 Summit Park Drive Suite 450, Independence, OH 44131, and the telephone number of its principal executive office is 216-264-8185.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to purchase up to 39,710 shares of its issued and outstanding Class A common stock, par value $0.001 per share (the “Shares”), representing 1.5% of the Company’s total outstanding shares, at a purchase price of $11.2712 per Share. At the discretion of the Company’s Board of Directors (the “Board”), the Company may use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares. As of March 31, 2023, there were 2,647,335 Shares issued and outstanding. The purpose of this Offer (as defined below) is to provide stockholders with liquidity because there is otherwise no public market for the Shares. The Offer is made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is for cash at a price of $11.2712 per Share, the net asset value per Share (“NAV per Share”) as of March 31, 2023, which includes the issuance of the distribution to shareholders on April 3, 2023 (the “Purchase Price”).

The information set forth in the Offer to Purchase is incorporated herein by reference.

(c)	Trading Market and Price. The Shares are not currently traded on an established trading market.

Item 3. Identity and Background of Filing Person.

(a)       The Company is the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)       Material Terms. The information set forth in the Offer to Purchase under the “Summary Term Sheet”, Section 1 (“Purchase Price; Number of Shares; Expiration Date”), Section 3 (“Certain Conditions of the Offer”), Section 4 (“Procedures for Tendering Shares”), Section 5 (“Withdrawal Rights”), Section 6 (“Payment for Shares”), Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Effects of the Offer”), Section 13 (“Certain United States Federal Income Tax Consequences”) and Section 14 (“Amendments; Extension of the Tender Period; Termination”) is incorporated herein by reference.

(b)       Purchases. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)       Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. Except as set forth therein, the Company does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Company, any of its executive officers or directors, any person controlling the Company or any officer or director of any corporation ultimately in control of the Company and any person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)       Purposes. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) is incorporated herein by reference.

(b)       Use of Securities Acquired. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) and Section 10 (“Certain Effects of the Offer”) is incorporated herein by reference.

(c)       Plans. Except as described in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”), Section 7 (“Source and Amount of Funds”) and Section 10 (“Certain Effects of the Offer”), each of which is incorporated herein by reference, the Company does not have any other present plans or proposals and is not engaged in any other negotiations that relate to or would result in:

(i)       any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(ii)       other than in connection with transactions in the ordinary course of the Company’s operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(iii)       any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization of the Company;

(iv)       any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

(v)       any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (the “1940 Act”);

(vi)       any class of equity securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

(vii)       any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act or 1934, as amended (the “Exchange Act”);

(viii)       the suspension of the Company’s obligation to file reports pursuant to Section 15(d) of the Exchange Act;

(ix)       the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

(x)       any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)       Source of Funds. The information set forth in the Offer to Purchase under Section 7 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)       Conditions. Not applicable.

(c)       Expenses. Not applicable.

(d)        Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)       Securities Ownership. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b)       Securities Transactions. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)       Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a)       Financial Information. Not applicable. Financial statements have not been included since the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.

(b)       Pro Forma Financial Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(2)-(5) Not applicable.

(c) Other Material Information. The entire text of the Offer to Purchase and the related Letter of Transmittal, attached hereto as Exhibit 99(a)(1) (B), are incorporated herein by reference.

Item 12. Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated June 1, 2023
99(a)(1)(B)	Letter of Transmittal (including Instructions to Letter of Transmittal)
99(a)(1)(C)	Email to Stockholders, dated June 1, 2023
99(a)(1)(D)	Form of Notice of Tender Cancellation

Item 12(b) Filing Fee Exhibit

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2023

IDR Core Property Index Fund Ltd.

By:	Gary A. Zdolshek
Name:	Gary A. Zdolshek
Title:	President

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